SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 4 August 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 4 August 2005 re: Holding(s) in Company


Letter to Lloyds TSB Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 28 July 2005 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.30%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The Issued capital of 5,601,124,869 is the latest figure available to us.


Letter from Barclays PLC



                              LEGAL ENTITY REPORT
LLOYDS TSB GROUP                                                  SEDOL: 0870612

As at 28 July, 2005 Barclays PLC, through the legal entities listed below had a notifiable interest in 184,558,340 ORD GBP0.25 representing 3.30 % of the issued share capital of 5,601,124,869 units

Legal Entity                                       Holding   Percentage Held
------------                                       -------   ---------------

Gerrard Ltd                                     21,076,832             .3763
Barclays Bank Trust Company Ltd                  1,222,533             .0218
Barclays Global Investors Japan Ltd                557,687             .0100
Barclays Global Fund Advisors                   13,184,896             .2354
Barclays Global Investors Australia Ltd          1,553,782             .0277
Barclays Global Investors Ltd                   74,104,070            1.3232
Barclays Capital Securities Ltd                  8,259,511             .1475
Barclays Life Assurance Co Ltd                   4,843,656             .0865
Barclays Private Bank and Trust Ltd                455,929             .0081
Barclays Global Investors, N.A.                 52,347,653             .9347
Barclays Private Bank and Trust Ltd                 46,049             .0008
Barclays Private Bank Ltd                          285,263             .0051
Barclays Global Investors Japan Trust & Banking  6,620,479             .1182
                                               -----------            ------
                             Group Holding     184,558,340            3.2953
                                               -----------            ------



                             REGISTERED HOLDERS REPORT
LLOYDS TSB GROUP                                                  SEDOL: 0870612

As at 28 July 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 184,558,340 ORD GBP0.25 representing 3.30 % of the issued share capital of 5,601,124,869 units

Registered Holder                          Account Designation         Holding
-----------------                          -------------------         -------

BARCLAYS CAPITAL NOMINEES LIMI                                       8,259,511
Barclays Trust Co & Others                                             184,092
BARCLAYS TRUST CO AS EXEC/ADM                                           10,128
Barclays Trust Co DMC69                                                 46,551
Barclays Trust Co E99                                                   44,682
Barclays Trust Co R69                                                  937,080
BNP PARIBAS                                                            168,640
CHASE NOMINEES LTD                             16376                 3,055,151
CHASE NOMINEES LTD                             20947                11,511,427
CHASE NOMINEES LTD                             21359                 1,120,431
CIBC MELLON GLOBAL SECURITIES                                          100,141
Clydesdale Nominees  HGB0125                00496994                    12,500
Clydesdale Nominees  HGB0125                00520518                     3,544
Clydesdale Nominees  HGB0125                00594414                    14,000
Clydesdale Nominees  HGB0125                00594775                     1,600
Clydesdale Nominees  HGB0125                00619522                     1,000
Clydesdale Nominees  HGB0125                00639191                     2,250
Clydesdale Nominees  HGB0125                00686408                    14,365
Clydesdale Nominees  HGB0125                00693960                     2,400
Clydesdale Nominees  HGB0125                00694478                   215,000
Clydesdale Nominees  HGB0125                00694516                    21,420
Clydesdale Nominees  HGB0125                00697205                     5,250
Clydesdale Nominees  HGB0125                00697213                     9,000
Clydesdale Nominees  HGB0125                00697450                    43,000
Clydesdale Nominees  HGB0125                00697515                     6,100
Clydesdale Nominees  HGB0125                00697710                    43,750
Clydesdale Nominees  HGB0125                00697728                    43,750
Clydesdale Nominees  HGB0125                00697736                     4,470
Clydesdale Nominees  HGB0125                00703310                     2,900
Clydesdale Nominees  HGB0125                01200114                     6,430
Clydesdale Nominees  HGB0225                00639213                     2,300
Clydesdale Nominees  HGB0225                03105120                       900
Gerrard Nominees Limited                    ER1                        294,798
Gregg Middleton Nominees Limit              GM1                      1,839,184
Gregg Middleton Nominees Ltd                GM3                        437,500
INVESTORS BANK AND TRUST CO.                                            20,021
INVESTORS BANK AND TRUST CO.                                         6,487,879
INVESTORS BANK AND TRUST CO.                                         1,323,583
INVESTORS BANK AND TRUST CO.                                           410,559
INVESTORS BANK AND TRUST CO.                                            58,582
INVESTORS BANK AND TRUST CO.                                            65,938
INVESTORS BANK AND TRUST CO.                                            45,078
INVESTORS BANK AND TRUST CO.                                        28,248,942
INVESTORS BANK AND TRUST CO.                                         1,771,404
INVESTORS BANK AND TRUST CO.                                         4,978,129
INVESTORS BANK AND TRUST CO.                                           779,613
INVESTORS BANK AND TRUST CO.                                         1,268,900
INVESTORS BANK AND TRUST CO.                                            90,408
INVESTORS BANK AND TRUST CO.                                        10,776,447
INVESTORS BANK AND TRUST CO.                                            82,597
INVESTORS BANK AND TRUST CO.                                         1,104,350
INVESTORS BANK AND TRUST CO.                                         1,062,925
INVESTORS BANK AND TRUST CO.                                           158,577
JP MORGAN (BGI CUSTODY)                     16331                    1,672,654
JP MORGAN (BGI CUSTODY)                     16338                      329,956
JP MORGAN (BGI CUSTODY)                     16341                      985,467
JP MORGAN (BGI CUSTODY)                     16341                      172,593
JP MORGAN (BGI CUSTODY)                     16342                      669,366
JP MORGAN (BGI CUSTODY)                     16344                      349,130
JP MORGAN (BGI CUSTODY)                     16345                      571,546
JP MORGAN (BGI CUSTODY)                     16400                   54,371,417
JP MORGAN (BGI CUSTODY)                     17011                       92,944
JP MORGAN (BGI CUSTODY)                     18409                    4,045,644
JP MORGAN CHASE BANK                                                   592,228
JP MORGAN CHASE BANK                                                   961,554
JPMorgan Chase Bank                                                    361,564
JPMorgan Chase Bank                                                      4,444
JPMorgan Chase Bank                                                     57,945
JP MORGAN CHASE BANK                                                   171,774
JPMorgan Chase Bank                                                    231,486
JPMorgan Chase Bank                                                    156,330
JPMorgan Chase Bank                                                  2,956,746
JPMorgan Chase Bank                                                    746,641
JPMorgan Chase Bank                                                    596,285
JPMorgan Chase Bank                                                    786,779
JPMorgan Chase Bank                                                  1,049,304
JPMorgan Chase Bank                                                     53,247
JPMorgan Chase Bank                                                     43,661
Mellon Trust - Boston & SF                                             764,243
Mellon Trust - Boston & SF                                             248,034
MELLON TRUST OF NEW ENGLAND                                            317,040
Mitsubishi Trust International                                          38,150
NORTHERN TRUST BANK - BGI SEPA                                         341,585
NORTHERN TRUST BANK - BGI SEPA                                         371,864
NORTHERN TRUST BANK - BGI SEPA                                          83,522
R C Greig Nominees Limited                   RC1                    10,977,742
R C Greig Nominees Limited a/c               AK1                     4,696,031
R C Greig Nominees Limited a/c               BL1                     1,080,846
R C Greig Nominees Limited a/c               CM1                       304,124
R C Greig Nominees Limited GP1               GP1                     1,037,395
R C Greig Nominees Limited SA1               SA1                       409,212
Reflex Nominees Limited                                                 27,376
Reflex Nominees Limited                                                 18,673
State Street                                                            95,584
STATE STREET BOSTON                                                  3,639,293
STATE STREET BOSTON                                                    478,325
STATE STREET TRUST OF CANADA -                                         114,156
ZEBAN NOMINEES LIMITED                                                 285,263
                                                                   -----------
                                                 Total             184,558,340
                                                                   -----------


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  4 August 2005